October 22,
2020


Brian D. Free, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603


                 Re:   FT 8976
                       File Nos. 333-248983 and 811-05903

Dear Mr. Free:

        On September 23, 2020, you filed a registration statement on Form S-6 for FT 8976
(Digital Gaming Portfolio Series) (the    Trust   ), a unit investment trust.
Based upon Securities
Act Release No. 6510 and the representations contained in your letter dated September 23, 2020, we conducted a selective review of the registration statement. Our comments are provided below. For convenience, we generally organized our comments using headings, defined terms and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

General   Digital Gaming Portfolio Series

1. Inasmuch as the words    digital gaming    in the Trust   s name connote a
type of investment,
   please disclose a policy to invest at least 80% of the Trust   s net assets
in companies whose
   economic fortunes are significantly tied to digital gaming. Please also
revise the Trust   s
   current Portfolio Selection Process to specify the criteria it will use to determine whether a
   particular company   s economic fortunes are significantly tied to digital
gaming. For
   example, the Trust could specify that at least 80% of its net assets will be invested in companies that (1) receive 50% of their revenue or profits from the sale of digital gaming products and services; or (2) devote 50% of their assets to such digital gaming products or services.
 Brian D. Free, Esquire
October 22, 2020

 Portfolio    Portfolio Selection Process (Page 9)

 2. According to the disclosure, the Trust is a unit investment trust that invests in common stocks of companies involved in products and services related to digital gaming that the
    Sponsor believes have    adequate liquidity    for investment and that
trade on a
    major U.S. stock exchange. Please describe the Trust   s criteria for
adequate liquidity.

 3. According to the disclosure, the Sponsor evaluates each stock by examining
its    relative
    valuation.    Please include a plain English definition of    relative
valuation.

 4. The disclosure states,    The final portfolio is comprised of 15
approximately equally
    weighted stocks.    However, the cover page disclosure states,    The Trust
invests in a
    diversified portfolio of common stocks.    Please explain to the staff how
15 stocks comprise
    a diversified portfolio.

 5. Additional Portfolio Contents (Page 9)

 6. The fact that the Trust has exposure to dividend-paying securities, foreign securities
    (including American Depositary Receipts and emerging market companies) and companies with various market capitalizations in addition to the investments described in
    the Portfolio Selection Process section above is confusing. If the final portfolio is comprised of 15 equally weighted stocks, where do these investments come in? Please clarify how the Trust invests in these investments vis-a-vis the digital gaming investments described in the Portfolio Selection Process.

 Risk Factors (Pages 10-12)

 7. With respect to Price Volatility, the disclosure states that common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Please consider revising to better account for how interest rates impact common stocks (e.g., the cost of capital rises and borrowing costs increase for the issuer of the common stock, therefore, such costs could impact the issuer's bottom line).

 8. Concentration Risk. With respect to the concentration risk related to Communication
    Services,    please connect the disclosure of the risks of investing in
Media and Entertainment
    companies to the Trust   s investments in digital gaming companies.
Moreover, the
    disclosure should clearly describe how the Communications Services Sector (not just media and entertainment companies) encompasses digital gaming companies.

 9. Asia Pacific Region and Hong Kong and China. The    Asia Pacific Region
and    Hong
    Kong and China    risk factors state that a significant percentage of the
Trust   s portfolio are
    common stocks of companies headquartered and/or incorporated in the Asia Pacific region,
    Hong Kong or China. Please disclose this geographic focus in the strategy disclosure of the
    Portfolio section above.




                                                  2
 Brian D. Free, Esquire
October 22, 2020

 10. Hong Kong and China

     a. The second sentence of this paragraph references    certain other
Trusts.    Please clarify
        the relevance of this reference or delete the sentence

     b. The disclosure states that Hong Kong issuers are subject to risks related to concentration of real estate companies in the Hang Seng Index. Please revise the disclosure to clearly indicate how concentration of real estate companies in the Hang Seng Index is a risk for the Trust given its focus on commons stocks of digital gaming companies listed on U.S.
        exchanges or delete this disclosure.

     c. The disclosure also notes,    Hong Kong reverted to Chinese control on
July 1, 1997 and
        any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Please update the disclosure based on current economic and political conditions. Please also explain how negative implications on stocks listed on the Hong Kong stock market are relevant to the Trust given its focus on common stocks listed on U.S. exchanges or delete the related disclosure.

 11. Foreign Securities.

     a. The disclosure in this risk factor as to the foreign securities that the Trust invests in is
        inconsistent with the disclosure of the Trust   s foreign securities
investments contained in
        the Portfolio section. For example, the disclosure notes that a foreign security held by the Trust includes a security directly listed on a foreign securities exchange. Please clarify whether securities directly listed on a foreign exchange are securities that are part of the Additional Portfolio Contents, given that the digital gaming securities are supposed to be U.S. exchange traded.

     b. Please also confirm that the Emerging Markets Risk disclosure is appropriately tailored to this trust and its exposure to foreign securities.

     c. The disclosure references investments in debt securities. Please explain to the staff the relevance of investing in debt securities to this trust.

GENERAL COMMENTS

 12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
     effective amendments.

 13. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933.



                                                  3
 Brian D. Free, Esquire
October 22, 2020

      Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.


                                      *******
         In closing, we remind you that, since the Trust and its Sponsor are in possession of all
facts relating to the Trust   s disclosure, the Trust and its Sponsor are
responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6765 or cowanm@sec.gov.

                                                      Sincerely,

                                                        /s/ Mark Cowan

                                                      Mark Cowan
                                                      Senior Counsel



Cc:     Andrea Ottomanelli Magovern
        Sally Samuel




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